Exhibit 99.11

CEO BOARD REPORT

4Q2024 Executive Summary

February 19, 2026

Resilience as a Strategic Imperative for Long-Term Value

The close of 2025 marked the end of a long-standing geopolitical era, with 2026 unfolding at the intersection of heightened uncertainty and structural transition. Geopolitical realignment, the potential evolution of the USMCA, accelerating regionalization, and the shift from analytical to operational digitization are reshaping how capital, supply chains, and production are organized across the global economy. Against this backdrop, Mr. Trump’s approach to strenghtening the Western Hemisphere translated into an increased economic leverage over allies, stricter migration control, efforts to counter China’s growing presence in Latin America and the reframing of USMCA as a strategic tool, introduces meaningful challenges and volatility for our sector.

Against this backdrop, Mexico enters 2026 with a resilient and uniquely strategic role within North America’s industrial and logistics ecosystem. Even in a scenario where the USMCA is weakened, redefined or subject to greater political conditionality, Mexico’s position remains supported by deeply integrated production networks, increasing requirements for supply-chain resilience, and the continued advance of operational digitization across manufacturing and logistics. That said, the prospect of USMCA renegotation, security and rule-of-law concerns, among others, represent material challenges that will shape the operating environment in the year ahead.

As geopolitical tensions persist and uncertainty remains elevated, resilience has become a strategic imperative to protect value and support durable, long-term competitive advantage. Vesta’s strategy remains focused on preparing for the future by leveraging our experience to continuously raise quality standards, enhance execution, and further differentiate our industrial parks in a market where scale, reliability, and operational excellence are increasingly critical.

Performance highlights

•	The year proved to be a test of discipline and adaptability. It began with elevated uncertainty and slower activity, but conditions improved as the year progressed. In this environment, disciplined execution enabled us to lease

1.9 million square feet of vacant space, strengthening our market position while maintaining healthy retention rates of approximately 76% and completing nearly 5.0 million square feet of renewals- the highest level achieved the past three years. While leasing activity was slower than initially anticipated, portfolio occupancy remained resilient at 93.6%, reflecting the quality of our assets and the strength of our client relationships.

•	During 2025, we executed a disciplined land acquisition strategy, acquiring a total of 600 acres that will allow us to build at least 9 million sf of gross leasable area, securing the execution of our 2030 strategic plan in Mexico City, Guadalajara and Monterrey, as well as in Ciudad Juárez. As a result, today we’re in a privileged position to develop best-in-class industrial parks in Mexico’s most dynamic and strategically relevant markets.

•	During 2025, the development pipeline was 800,000 sf, reflecting the Company’s careful approach to developing in a tough year.

Financial highlights

•	We proactively accessed the capital markets to further strengthen our balance sheet and enhance financial flexibility, positioning the Company to execute through the cycle and into the next phase of growth.

•	On September 30, 2025, we successfully issued US$ 500 million of senior unsecured notes due 2033 at a fixed interest rate of 5.50%. The transaction strengthened our balance sheet, extended our debt maturity profile, and advanced our transition towards a fully unsecured capital structure. The issuance was rated BBB-/Positive by both S&P Global Ratings and Fitch. Proceeds are being used, in part, to prepay existing debt.

•	Subsequently, on October 9, 2025, we repaid our Metlife II credit facility and related incremental facility totaling US$176.6 million. We continue to prepay secured indebtedness and we paid our Metlife III credit during the first quarter of 2026, which will leave the Company with no secured debt outstanding.

•	Vesta delivered solid performance in 2025, reflecting the resilience of our business model in a challenging operating environment. Total revenues increased to US$ 283.2 million, while rental revenues reached US$ 273.6 million, representing year-over-year growth of 11.8% and exceeding the upper end of our full-year guidance range of 10% to 11%.

•	In the fourth quarter, total revenues were US$ 76.4 million, with rental revenues of US$ 73.4 million, increasing 16.0% compared to the same period last year and underscoring the continued strength of our core portfolio.

•	On a full-year basis, net operating income totaled US $259.4 million, representing year-over-year growth of 12.0%, with an NOI margin of 94.8%, exceeding our full-year guidance of 94.5%. In the fourth quarter, NOI reached US $69.4 million, with a margin of 94.6%, reflecting strong growth of 17.1% compared to the prior-year quarter.

•	Full year EBIDTA totaled US$ 231.1 million, increasing 13.1% year over year, with an EBITDA margin of 84.4%, in line with our revised guidance of 84.5%. In the fourth quarter, EBITDA reached US$ 61.1 million, with an 83.3% margin, representing an increase of 18.2% versus the prior year quarter.

•	For the full year, Vesta FFO totaled US$ 174.9 million, representing a 9.2% increase compared to 2024. In the fourth quarter, FFO reached US$ 39.3 million, compared to US$ 41.1 million in the prior quarter, reflecting a 4.3% decline.

Closing remarks

Driven by an experienced and proactive leadership team, a clearly defined strategy, and a deep understanding of client needs, Vesta is well positioned to execute through a resilient portfolio anchored by AAA clients, disciplined capital allocation, and strong contractual terms.

This year, we will move forward with new developments, by investing upfront in critical infrastructure, including utilities and energy, to accelerate execution and capture growing demand. We will continue to deploy capital in Mexico’s most attractive logistics and manufacturing markets, supported by structural trends such as the sustained growth of e-commerce and the ongoing evolution of global supply chains. The consistently high quality of our Vesta Parks is a clear competitive advantage. Maintaining the highest standards of design, sustainability, and execution is central to our strategy, as demonstrated by projects that have earned global recognition, including the GRI Global Award. This is how we will continue to build: with discipline, long-term vision, and an unwavering commitment to excellence that reinforces Vesta’s leadership.

Thank you for your continued support,

Lorenzo D. Berho, CEO

3